UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

                              ____________

                              SCHEDULE 13D

                UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. 4)

                             PHOTOCOMM, INC.
___________________________________________________________________
                             (Name of Issuer)

                     Common Stock Par Value $.10 Each
___________________________________________________________________
                      (Title of Class of Securities)

                               719319-10-5
___________________________________________________________________
                              (CUSIP Number)

                         Jill B. W. Sisson, Esq.
                      General Counsel and Secretary
                          ACX Technologies, Inc.
                     16000 Table Mountain Parkway
                         Golden, Colorado 80403

                             (303)  271-7000
___________________________________________________________________
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            July 18, 1997
___________________________________________________________________
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

___________________________________________________________________
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  ACX Technologies, Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  (a) / X /

  (b) /  /

3 SEC USE ONLY

4 SOURCE OF FUNDS
  WC; 00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).
                      /  /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Colorado

                              7 SOLE VOTING POWER
                                   - 9,142,499 -*
 NUMBER OF
  SHARES                      8 SHARED VOTING POWER
BENEFICIALLY                          - 0 -*
  OWNED BY
   EACH                       9 SOLE DISPOSITIVE POWER
 REPORTING                         - 9,142,499 -*
  PERSON
   WITH                      10 SHARED DISPOSITIVE POWER
                                      - 0 -*

                                (See Item 5(b))

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9,142,499-* (see Item 5(a))

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES.      /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   56.4% (see Item 5)

14 TYPE OF REPORTING PERSON
   CO

* Approximately 8,612,447 of the shares were acquired directly by Golden Technologies Company, Inc., which is a wholly owned subsidiary of ACX Technologies, Inc.

___________________________________________________________________
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Golden Technologies Company, Inc.*

* Golden Technologies Company, Inc. is a wholly owned subsidiary of ACX Technologies, Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  (a) / X /

  (b) /  /

3 SEC USE ONLY

4 SOURCE OF FUNDS
  WC; 00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e).
                      /  /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Colorado

                              7 SOLE VOTING POWER
                                   - 0 -*
 NUMBER OF
  SHARES                      8 SHARED VOTING POWER
BENEFICIALLY                          8,612,447 -*
  OWNED BY
   EACH                       9 SOLE DISPOSITIVE POWER
 REPORTING                         - 0 -*
  PERSON
   WITH                      10 SHARED DISPOSITIVE POWER
                                      8,612,447 -*

                                *  See Item 5(b)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   8,612,447 (see Item 5(a))

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES.      /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   53.1% (see Item 5)

14 TYPE OF REPORTING PERSON
   CO

___________________________________________________________________

ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 4, dated August 1, 1997 (this "Amendment"), amends and restates the original Schedule 13D, dated August 26, 1996 (the "Schedule 13D"), previously amended by Amendment No. 3, dated February 11, 1997, previously amended by Amendment No. 2, dated November 25, 1996, and previously amended by Amendment No. 1, dated November 20, 1996. This Amendment relates to the common stock par value $.10 (the "Common Stock") of Photocomm, Inc. (the "Company"), whose principal executive offices are located at 7681 E. Gray Road, Scottsdale, Arizona 85260. The Company is engaged primarily in the development, manufacturing and marketing of photovoltaic (solar electric) power systems and related products.

Item 2. IDENTITY AND BACKGROUND

(a) ACX Technologies, Inc. ("ACX"), a Colorado corporation, is a holding company that owns businesses that produce advanced technical ceramic products and high performance consumer and industrial packaging. ACX also owns all of the outstanding capital stock of Golden Technologies Company, Inc. ("GTC").

GTC, a Colorado corporation, is primarily a development company that currently focuses on two primary areas of development: biodegradable plastics and solar photovoltaics.

ACX and GTC are making a single joint filing pursuant to Rule 13d-1(f)(2).

The directors and executive officers of ACX and GTC are:

                ACX                           GTC
          Jeffrey H. Coors             Jeffrey H. Coors
          William K. Coors             Jill B. W. Sisson
          Joseph Coors*                Gail A. Constancio
          Joseph Coors, Jr.
          John K. Coors
          John D. Beckett
          Richard P. Godwin
          John H. Mullin, III
          John Hoyt Stookey
          Jed J. Burnham
          Jill B.W. Sisson
          Gail A. Constancio
__________
*Director Emeritus.

(b) The address of the principal business and principal office of ACX and GTC and business address of each of their respective directors and officers is c/o ACX Technologies, Inc. and c/o Golden Technologies Company, Inc., respectively, 16000 Table Mountain Parkway, Golden, Colorado 80403.

(c) The present principal occupation or employment of each of the directors and executive officers of ACX and GTC and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

ACX Directors and Officers:

Jeffrey H. Coors, President (member of the Office of the President) and a Director of ACX; 16000 Table Mountain Parkway, Golden, Colorado 80403.

William K. Coors, Chairman of the Board of ACX; for principal business and address, see above; Chairman of the Board and President of Adolph Coors Company, a holding company for the Coors' beer business, Golden, Colorado 80401.

Joseph Coors, Director Emeritus; Vice Chairman of the Board of Adolph Coors Company, a holding company for the Coors' beer business, Golden, Colorado 80401.

Joseph Coors, Jr., President (member of the Office of the President) and a Director of ACX; for principal business and address, see above.

John K. Coors, Director of ACX; for principal business and address, see above.

John D. Beckett, Director of ACX; for principal business and address, see above.

Richard P. Godwin, Director of ACX; for principal business and address, see above.

John H. Mullin, III, Director of ACX; for principal business and address, see above.

John Hoyt Stookey, Director of ACX; for principal business and address, see above.

Jed J. Burnham, Chief Financial Officer and Treasurer of ACX; for principal business and address, see above.

Gail A. Constancio, Controller and Principal Accounting Officer of ACX; for principal business and address, see above.

Jill B. W. Sisson, General Counsel and Secretary of ACX; for principal business and address, see above.

GTC Directors and Officers:

Jeffrey H. Coors, President and Director of GTC; 16000 Table Mountain Parkway, Golden, Colorado 80403.

Jill B. W. Sisson, Secretary; 16000 Table Mountain Parkway, Golden, Colorado 80403.

Gail A. Constancio, Treasurer and Controller; 16000 Table Mountain Parkway, Golden, Colorado 80403.

(d) and (e) None of the above named persons has, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree or final order finding any violations with respect to such laws.

(f) All of the above named individuals are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

GTC, a wholly-owned subsidiary of ACX, obtained funds to acquire the 8,612,447 shares of the Company from its own cash and by advances from ACX. ACX purchased the remaining 530,052 shares of Common Stock and advanced funds to GTC from funds from its operations and from an existing line of credit.

ITEM 4.  PURPOSE OF TRANSACTION

As previously reported on November 19, 1996, GTC signed a Stock Purchase Agreement (the "Agreement") with the Company and The New World Power Corporation ("NWP") pursuant to which GTC agreed to acquire, subject to conditions set forth in the Agreement, 6,612,447 shares of Common Stock of the Company from NWP and 2,000,000 shares of Common Stock directly from the Company or, if the Company elected, up to 1,000,000 shares from certain senior executives of the Company and Programmed Land, Inc. ("PLI"), a shareholder and the balance from the Company.

On November 21, 1996, NWP sold 6,612,447 shares for an aggregate price of $11,292,500; 1,000,000 shares were sold by the Company and 450,000 shares of Common Stock were sold by each of Robert Kauffman and PLI and 50,000 shares were sold by each of Thomas C. LaVoy and Myron Anduri to GTC. All shares were purchased for $2.75 per share. Following the acquisition of the Common Stock pursuant to the Agreement, GTC owned approximately 53.1 percent of the issued and outstanding Common Stock. ACX also directly owns 30,000 shares of Common Stock that were purchased on the open market in September 1996.

At the Annual Meeting of Shareholders held on January 31, 1997, four designees of GTC, Jed J. Burnham, Jeffrey H. Coors, John K. Coors and Gerrit J. Wolfaardt and three designees of the Company were elected to the Board of Directors. Jeffrey H. Coors was elected Chairman of the Board. In addition, the following GTC designees were elected as officers of the Company: John K. Coors, President and Chief Executive Officer; Jeffrey C. Brines, Vice President, Chief Financial Officer and Secretary; and J. Michael Davis, Vice President. J. Michael Davis was appointed Chief Operating Officer on May 20, 1997.

On February 3, 1997, the Board of Directors changed its certifying accountant by appointing Price Waterhouse LLP as independent accountants and the Company changed its fiscal year end to a calendar year ending on December 31 of each year. The transition period from September 1, 1996 to December 31, 1996 will be reported on Form 10-QSB.

On July 18, 1997, pursuant to a settlement agreement with Robert Kauffman and Thomas LaVoy, ACX purchased 197,000 shares of Common Stock and 35,763 shares of Series A 12% Convertible Preferred Stock ("Series A") and 40,000 shares of Series AA 11% Convertible Preferred Stock ("Series AA") at $2.75 per common share or common share equivalent from Robert Kauffman. Each share of the Series A and the Series AA is convertible into 4 shares of Common Stock at ACX's option at any time. As a part of the settlement agreement, ACX also made a 3-year $2 million non-recourse loan to Mr. Kauffman secured by his remaining 1 million shares of Common Stock. Mr. Kauffman has resigned from the Board of Directors of the Company.


Except as described herein, GTC and ACX have no present plan or proposal that relates or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities by the Company, except as referenced above;

(b) an extraordinary corporate transaction, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the present board of directors of the Company or management of the Company, except as referenced above;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any material change in the Company's business or corporate structure;

(g) any change in the Company's Charter or bylaws, or other action which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange;

(i) a class of equity securities of the company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  any action similar to any of the foregoing.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

(a)  ACX

As of July 18, 1997, ACX beneficially owned an aggregate number of 9,142,499 of shares of Common Stock, which includes the number of shares of Common Stock that ACX would receive upon the conversion of the Series A and Series AA. ACX beneficially owns approximately 56.4% of the outstanding shares of Common Stock, based on 16,209,744 shares of Common Stock outstanding as of April 30, 1997, as set forth in the Company's Form 10-QSB for the quarter ended March 31, 1997.

GTC

As of July 18, 1997, GTC beneficially owned an aggregate number of 8,612,447 shares of Common Stock equaling a 53.1% of the outstanding shares of Common Stock based on 16,209,744 shares of Common Stock outstanding as of April 30, 1997, as set forth in the Company's Form 10-QSB for the quarter ended March 31, 1997.

DIRECTORS AND EXECUTIVE OFFICERS

John D. Beckett owns 8,000 shares of Common Stock that were acquired on August 26, 1996. Jed J. Burnham owns 1,000 shares of Common Stock that were acquired May 20, 1997.

(b)  ACX

ACX, as the parent company of GTC, has sole voting power and sole dispositive power of the 8,612,447 shares of Common Stock owned directly by GTC and the 530,052 shares beneficially owned directly by ACX, which includes the number of shares of Common Stock that ACX would receive upon the conversion of the shares of Series A and Series AA.

GTC

GTC, as a wholly owned subsidiary of ACX, does not have sole voting power or sole dispositive power of the 8,612,447 shares of Common
Stock owned by it but has shared voting power and shared dispositive power of such shares with ACX.

DIRECTORS AND EXECUTIVE OFFICERS

John D. Beckett has sole voting power and sole dispositive power of 8,000 shares of Common Stock. Jed J. Burnham has shared voting power and shared dispositive power with the person with whom he owns the 1,000 shares of Common Stock as tenants-in-common.

(c) Neither ACX nor GTC has effected any transactions in shares of the Common Stock during the past 60 days.

To the best of the knowledge of each of ACX and GTC, none of the directors and officers named in Item 2 has effected any transaction in any shares of the Common Stock during the past 60 days.

(d) Each of ACX and GTC affirms that, to the best of their knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e)  Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The purchase of the stock by ACX on July 18, 1997, described herein is in connection with the previously disclosed agreement between ACX and Robert Kauffman regarding ACX's purchase of shares of Common Stock from Mr. Kauffman upon his termination of employment with the Company. ACX has made a 3-year $2 million non-recourse loan to Mr. Kauffman secured by his remaining 1 million shares of Common Stock. A copy of the promissory note is attached hereto as Exhibit 3 and a copy of the stock pledge agreement is attached hereto as Exhibit 4.

Except as otherwise described herein, no filing person is a party to any contract, arrangement or understanding with respect to the Common Stock of the Company.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 - Stock Purchase Agreement dated August 16, 1996, between Golden Technologies Company, Inc. and the New World Power Corporation (See Exhibit 1 filed with Schedule 13D).

Exhibit 2 - Form of Executive Compensation Agreement between the
Company and Robert R. Kauffman (See Exhibit 2 filed with Amendment No. 1 to Schedule 13D).

Exhibit 3 - Promissory Note, dated July [15], 1997 by and between ACX and Robert Kauffman.

Exhibit 4 - Stock Pledge Agreement, dated July 15, 1997, by and between ACX and Robert Kauffman.

Exhibit 5 - Joint Filing Statement (included in signature page).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Pursuant to Rule 13d-1(f)(2) this Schedule 13D is filed jointly on behalf of each of ACX Technologies, Inc. and Golden Technologies
Company, Inc.

Dated:  August 1, 1997


  /s/ Jill B.W. Sisson
____________________________________
ACX Technologies, Inc.
By: Jill B.W. Sisson
    Secretary

  /s/ Jill B.W. Sisson
____________________________________
Golden Technologies Company, Inc.
By: Jill B.W. Sisson
    Secretary